STATE OF DELAWARE LIMITED LIABILITY COMPANY CERTIFICATE OF FORMATION
First: The name of the limited liability company is Allegheny Enterprises LLC.

Second: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street in the City of Wilmington.
The name of its Registered agent at such address is The Corporation Trust Company.

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution.) "The latest date on which the limited liability company is to dissolve is _______________."
Fourth: (Insert any other matters the members determine to include herein.)
In Witness Whereof, the undersigned have executed this Certificate of Formation of Allegheny Enterprises LLC this 16th day of August, 1999.
By:/s/ Peter J. Skrgic Authorized Person(s) NAME: Peter J. Skrgic, Vice President Type or Print